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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

   NOTIFICATION OF LATE FILING                         SEC FILE NUMBER
                                                          1-13362

          (Check One)                                   CUSIP NUMBER
                                                         81721A105


[  ] Form 10-K and Form 10-KSB   [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
     and Form 10-QSB

[  ] Form N-SAR

For Period Ended: JUNE 30, 1998

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

      Full Name of Registrant:

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.

      Address of Principal Executive Office:

                         822 Boylston Street, Suite 300
                             Chestnut Hill, MA 02167

PART II -RULES 12B-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X] (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 126-25(c) has been attached if applicable.

PART III - NARRATIVE

       State below in reasonable detail the reasons why the quarterly report on Form 10-QSB could not be filed within the prescribed period.

         The registrant is currently party to a Merger Agreement with Golf Club Partners L.L.C. ("GCP") and a wholly-owned subsidiary of GCP, which provides for the acquisition of the registrant by GCP and the conversion of all of the registrant's outstanding capital stock into a cash payment to be provided by GCP. The Merger is now scheduled to become effective on or about August 18, 1998. In light of the pendency of the closing of the Merger, the registrant's financial and accounting staff are now fully occupied with preparation for the Merger. In addition, until the Merger becomes effective, it will be impracticable for the registrant to provide in the subject quarterly report on Form 10-QSB certain material information which is relevant to the period subsequent to June 30, 1998 but is anticipated to be available as of the filing date of the subject report including, in particular, the date upon which the Merger became effective and the final amount of the merger consideration per share to which the registrant's stockholders will be entitled as a result of the Merger.


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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


             Brendan Kissane            (617)             266-3600
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

                 (Name)              (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ] Yes   [X] No

         Senior Tour Players Development, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 1998                         By: s/ Brendan Kissane
       ---------------                             -----------------------------
                                                   Controller (principal
                                                   accounting officer)